

January 6, 2015

Via E-mail
Kevin T. Chin
Executive Chairman of the Board and Chief Executive Officer
Arowana Inc.
Level 11, 153 Walker Street
North Sydney, NSW 2060
Australia

     Re: **Arowana Inc.**
                 Amendment No. 3 to Registration Statement on Form S-1
                 Filed December 18, 2014
                 File No. 333-199591

Dear Mr. Chin:

We have reviewed your amended registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Principal Shareholders, page 73

1. We note your response to comment 13 in our letter dated December 11, 2014. However, we note that only the initial shareholders named in the beneficial ownership table appear to be parties to the Share Escrow Agreement filed as Exhibit 10.3 to your registration statement, based on the preamble to such Agreement. Please confirm if the additional existing holders of shares of your common stock that are not identified in the beneficial ownership table will be parties to such Agreement and/or plan to purchase shares in the private offering.

Item 16. Exhibits and Financial Statement Schedules, page II-2

Exhibit 5.1

2. We note your response to comment 20 in our letter dated December 11, 2014; however, we do not believe that the legal opinion has been revised accordingly. Please ask counsel to include a statement that counsel has examined the enumerated documents and any other materials necessary and appropriate for counsel to render the required opinions.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jarret Torno, Staff Accountant, at (202) 551-3703 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have any questions regarding comments on the financial statements and related matters. Please contact Liz Walsh, Staff Attorney, at (202) 551-3696, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: David Alan Miller, Esq.